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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Walker                          Jeffrey                 C.
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   (Last)                           (First)             (Middle)

Chase Venture Capital Associates, LLC (FN 1)
c/o Chase Capital Partners
380 Madison Avenue-12th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York                            New York             10017
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Guitar Center, Inc. ("GTRC")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


March 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          N/A            N/A      N/A    N/A         N/A    N/A      5,108,074      I         (FN 2)
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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Stock Option     $28.5625    N/A      N/A       N/A        5/6/99   5/6/08  Common Stock 1,667            -0-        D       (FN 3)
(right to
purchase)

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Stock Option     $28.5625    N/A      N/A       N/A        5/6/00   5/6/08  Common Stock 1,666            -0-        D       (FN 3)
(right to
purchase)

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Stock Option     $28.5625    N/A      N/A       N/A        5/6/01   5/6/08  Common Stock 1,668            -0-        D       (FN 3)
(right to
purchase)

------------------------------------------------------------------------------------------------------------------------------------
Stock Option     $16.4375    N/A      N/A       N/A        4/26/00  4/25/09 Common Stock 1,667            -0-        D       (FN 3)
(right to
purchase)

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Stock Option     $16.4375    N/A      N/A       N/A        4/26/01  4/25/09 Common Stock 1,666            -0-        D       (FN 3)
(right to
purchase)

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Stock Option     $16.4375    N/A      N/A       N/A        4/26/02  4/25/09 Common Stock 1,667            -0-        D       (FN 3)
(right to
purchase)

====================================================================================================================================

Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Venture Capital Associates, LLC ("CVCA, LLC") became the successor to Chase Venture Capital Associates, LP ("CVCA, LP"), (ii) CCP-SBIC Manager, LLC, a newly organized wholly-owned subsidiary of Chase Capital Partners ("CCP"), became the managing member of CVCA, LLC, (iii) Chase Equity Associates, LLC ("CEA, LLC") became the successor to Chase Equity Associates, LP ("CEA, LP") and
(iv) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of CCP, became the non-managing member of CVCA, LLC and the sole member of CEA, LLC. CCP was the managing member of Consolidating, and pursuant to a master advisory agreement with CCP-SBIC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CVCA, LP and CEA, LP. The internal reorganization changed CVCA, LP's and CEA, LP's name and form of organization but did not alter the proportionate interests of their ultimate security holders. As of March 13, 2000, (i) CEA, LLC reverted to a limited partnership form of organization and (ii) Consolidating was dissolved and the sole member of Consolidating, Chatham Ventures, Inc., became the non-managing member of CVCA, LLC and the limited partner of CEA, LP.

(2) The amounts shown in row 1 of Tables I and II represent the beneficial ownership of the Issuer's Equity Securities by CVCA, LLC and the amounts shown in rows 2 through 4 of Table I represent the beneficial ownership of the Issuer's securities by CEA, LP; a portion of such beneficial ownership may be deemed attributable to the reporting person because the reporting person is a general partner of CCP, which is the manager, by delegation of CVCA, LLC and the general partner of CEA, LP. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including CVCA, LLC's and CEA, LP'S internal rate of return and vesting of interests.

(3) The Stock Options were granted to the reporting person as director's compensation; the reporting person is contractually obligated to transfer any shares issued under the stock options to CVCA, LLC. These options become exercisable in three annual installments on each April 26, 2000, April 26, 2001, and April 26, 2002.


    /s/ Jeffrey C. Walker                                       4/7/2000
---------------------------------------------            -----------------------
      **Jeffrey C. Walker                                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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